Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2025 FOURTH QUARTER AND FULL YEAR RESULTS

Gurugram, India and New York, May 14, 2025 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2025.

(in thousands)	For the three months ended March 31, 2024	For the three months ended March 31, 2025	YoY Change	YoY Change in constant currency(1)	Year ended March 31 2024	Year ended March 31 2025	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$202,887	$245,462	21.0%	25.6%	$782,524	$978,336	25.0%	27.4%
Air Ticketing	$55,076	$61,628	11.9%	16.2%	$201,246	$241,529	20.0%	22.4%
Hotels and Packages	$105,479	$123,278	16.9%	21.4%	$435,542	$520,411	19.5%	21.8%
Bus Ticketing	$23,800	$33,500	40.8%	45.4%	$92,693	$119,361	28.8%	31.1%
Others	$18,532	$27,056	46.0%	51.6%	$53,043	$97,035	82.9%	86.7%
Results from Operating Activities	$16,723	$31,232	86.8%		$65,214	$119,889	83.8%
Profit for the period(2)	$171,928	$29,220	-83.0%		$216,743	$95,274	-56.0%
Financial Summary as per non-IFRS measures
Adjusted Margin(3)
Air Ticketing	$83,709	$94,192	12.5%	16.8%	$317,669	$373,092	17.4%	19.7%
Hotels and Packages	$88,864	$109,608	23.3%	28.4%	$348,880	$429,477	23.1%	25.7%
Bus Ticketing	$26,122	$36,475	39.6%	44.3%	$102,125	$130,967	28.2%	30.6%
Others	$13,837	$20,919	51.2%	56.6%	$48,751	$72,026	47.7%	50.7%
Adjusted Operating Profit(3)	$32,430	$44,712	37.9%		$124,212	$167,322	34.7%
Adjusted Net Profit(3)	$36,923	$48,102	30.3%		$137,221	$178,222	29.9%
Gross Bookings(4)	$2,038,959	$2,553,146	25.2%	30.4%	$7,954,421	$9,803,147	23.2%	25.9%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
Includes a credit of $126.1 million on recognition of deferred tax assets and a gain of $30.6 million due to the change in carrying value of our $230.0 million in aggregate principal amount of 0.00% convertible senior notes due 2028 (the “2028 Notes”) measured at amortized cost in the quarter and year ended March 31, 2024.
(3)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(4)
From April 1, 2024, we have added a Gross Bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.

Financial Highlights for Fiscal 2025 Fourth Quarter and Full Year

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 30.4% YoY in 4Q25 to $2,553.1 million and by 25.9% YoY in FY25 to $9,803.1 million.
•
Adjusted Margin(3) – Air Ticketing increased by 16.8% YoY in 4Q25 to $94.2 million and by 19.7% YoY in FY25 to $373.1 million.
•
Adjusted Margin(3) – Hotels and Packages increased by 28.4% YoY in 4Q25 to $109.6 million and by 25.7% YoY in FY25 to $429.5 million.
•
Adjusted Margin(3) – Bus Ticketing increased by 44.3% YoY in 4Q25 to $36.5 million and by 30.6% YoY in FY25 to $131.0 million.
•
Adjusted Margin(3) – Others increased by 56.6% YoY in 4Q25 to $20.9 million and by 50.7% YoY in FY25 to $72.0 million.
•
Adjusted Operating Profit(3) improved to $44.7 million in 4Q25 versus $32.4 million in 4Q24, reflecting an improvement of $12.3 million YoY. Adjusted Operating Profit(3) increased to $167.3 million in FY25 versus $124.2 million in FY24, reflecting an improvement of $43.1 million.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“We delivered record gross bookings and revenue this fiscal year with robust growth and expanding margins underscoring the strength of our platform, the popularity of our brands, and the sustained momentum in both domestic and international travel demand. Our investments in new demand segments and personalized customer experiences across our platform have helped us to grow our customer base as well as drive high repeat bookings.”

Mohit Kabra, Group Chief Financial Officer, MakeMyTrip, commenting on the results, said,

“Our strong customer-centric focus — especially in offering an ever-expanding range of personalized travel services — is enabling us to consistently deliver strong financial performance. At the same time, we remain committed to driving operational efficiency and leveraging our fixed cost base. This has helped us to expand margins while we continue to strategically reinvest in key growth areas across our platform.”

Fiscal 2025 Fourth Quarter Financial Results

Revenue. We generated revenue of $245.5 million in the quarter ended March 31, 2025, an increase of 21.0% (25.6% in constant currency(1)) over revenue of $202.9 million in the quarter ended March 31, 2024, primarily as a result of an increase of 11.9% (16.2% in constant currency) in revenue from our air ticketing business, an increase of 16.9% (21.4% in constant currency) in revenue from our hotels and packages business, an increase of 40.8% (45.4% in constant currency) in revenue from our bus ticketing business, and an increase of 46.0% (51.6% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release.

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
	(Amounts in USD thousands)
Revenue as per IFRS	55,076	61,628	105,479	123,278	23,800	33,500	18,532	27,056
Add: Customer inducement costs recorded as a reduction of revenue	28,633	32,564	31,503	41,030	2,322	2,975	37	1,271
Less: Service cost	—	—	48,118	54,700	—	—	4,732	7,408
Adjusted Margin(3)	83,709	94,192	88,864	109,608	26,122	36,475	13,837	20,919

Air Ticketing. Revenue from our air ticketing business increased by 11.9% (16.2% in constant currency) to $61.6 million in the quarter ended March 31, 2025, from $55.1 million in the quarter ended March 31, 2024. Our Adjusted Margin – Air ticketing increased by 12.5% (16.8% in constant currency) to $94.2 million in the quarter ended March 31, 2025, from $83.7 million in the quarter ended March 31, 2024. Adjusted Margin – Air ticketing includes customer inducement costs of $32.6 million in the quarter ended March 31, 2025 and $28.6 million in the quarter ended March 31, 2024, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 19.4% (24.3% in constant currency) primarily driven by a 15.1% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of Gross Bookings) – Air ticketing decreased marginally to 6.2% in the quarter ended March 31, 2025 as compared to 6.5% in the quarter ended March 31, 2024.

Hotels and Packages. Revenue from our hotels and packages business increased by 16.9% (21.4% in constant currency) to $123.3 million in the quarter ended March 31, 2025, from $105.5 million in the quarter ended March 31, 2024. Our Adjusted Margin – Hotels and packages increased by 23.3% (28.4% in constant currency) to $109.6 million in the quarter ended March 31, 2025 from $88.9 million in the quarter ended March 31, 2024. Adjusted Margin – Hotels and packages includes customer inducement costs of $41.0 million in the quarter ended March 31, 2025 and $31.5 million in the quarter ended March 31, 2024, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 22.6% (27.7% in constant currency) primarily driven by a 23.2% increase in the number of hotel-room nights in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024, primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024. Our Adjusted Margin % – Hotels and packages increased marginally to 18.0% in the quarter ended March 31, 2025 as compared to 17.9% in the quarter ended March 31, 2024.

Bus Ticketing. Revenue from our bus ticketing business increased by 40.8% (45.4% in constant currency) to $33.5 million in the quarter ended March 31, 2025, from $23.8 million in the quarter ended March 31, 2024. During the quarter ended March 31, 2025, we began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, we recognized bus ticketing revenue on the date of the bus journey. Our Adjusted Margin – Bus ticketing increased by 39.6% (44.3% in constant currency) to $36.5 million in the quarter ended March 31, 2025 from $26.1 million in the quarter ended March 31, 2024. Adjusted Margin – Bus ticketing includes customer inducement costs of $3.0 million in the quarter ended March 31, 2025 and $2.3 million in the quarter ended March 31, 2024, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 31.0% (36.2% in constant currency) driven by a 27.0% increase in the number of bus tickets year over year, primarily due to the robust travel demand in India travel in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024. Our Adjusted Margin % – Bus ticketing increased marginally to 10.7% in the quarter ended March 31, 2025 as compared to 10.0% in the quarter ended March 31, 2024.

Others. Revenue from our others business increased by 46.0% (51.6% in constant currency) to $27.1 million in the quarter ended March 31, 2025, from $18.5 million in the quarter ended March 31, 2024. Our Adjusted Margin – Others increased by 51.2% (56.6% in constant currency) to $20.9 million in the quarter ended March 31, 2025 from $13.8 million in the quarter ended March 31, 2024. Adjusted Margin – Others includes customer inducement costs of $1.3 million in the quarter ended March 31, 2025 and $0.04 million in the quarter ended March 31, 2024, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in other travel services and marketing alliances primarily due to the robust travel demand in India in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024.

Other Income. Other income was $0.1 million in the quarter ended March 31, 2025 and $0.2 million in the quarter ended March 31, 2024.

Service Cost. Service cost increased by 17.5% to $62.1 million in the quarter ended March 31, 2025 from $52.9 million in the quarter ended March 31, 2024, primarily due to the robust travel demand in India particularly in our packages business and an increase in $2.7 million in service cost related to our car booking business in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024.

Personnel Expenses. Personnel expenses decreased by 1.2% to $42.8 million in the quarter ended March 31, 2025 from $43.3 million in the quarter ended March 31, 2024, primarily due to a decrease in share-based compensation costs in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024, partially offset by the annual wage increases effected in the quarter ended June 30, 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 33.2% to $42.1 million in the quarter ended March 31, 2025 from $31.6 million in the quarter ended March 31, 2024, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the robust travel demand in India in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $77.8 million in the quarter ended March 31, 2025 and $62.5 million in the quarter ended March 31, 2024. The details are as follows:

	For the three months ended March 31
	2024	2025
	(Amounts in USD thousands)
Marketing and sales promotion expenses	31,598	42,103
Customer inducement costs recorded as a reduction of revenue	62,495	77,840

Other Operating Expenses. Other operating expenses increased by 16.8% to $60.3 million in the quarter ended March 31, 2025 from $51.7 million in the quarter ended March 31, 2024, primarily due to an increase in operating expenses, including distribution costs, payment gateway charges, website hosting charges and outsourcing expenses linked to an increase in bookings in the quarter ended March 31, 2025 as compared to the quarter ended March 31, 2024.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses were $7.0 million in the quarter ended March 31, 2025 and $7.0 million in the quarter ended March 31, 2024.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $31.2 million in the quarter ended March 31, 2025 as compared to a profit of $16.7 million in the quarter ended March 31, 2024. Our Adjusted Operating Profit was $44.7 million in the quarter ended March 31, 2025 as compared to $32.4 million in the quarter ended March 31, 2024. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance cost was $0.3 million in the quarter ended March 31, 2025 as compared to net finance income of $31.3 million in the quarter ended March 31, 2024, primarily due to a gain of $30.6 million due to the change in carrying value of our 2028 Notes, measured at amortized cost, in the quarter ended March 31, 2024.

Income Tax Benefit (Expense). Our income tax expense was $1.7 million in the quarter ended March 31, 2025 as compared to income tax benefit of $123.9 million in the quarter ended March 31, 2024. The income tax expense in the quarter ended March 31, 2025 is primarily due to a net reversal of deferred tax assets, recognized in the quarter ended March 31, 2024. We recognized deferred tax assets of $126.1 million on tax losses carried forward (including unabsorbed depreciation) and other temporary differences mainly related to share-based payments and employee benefits in the quarter ended March 31, 2024.

Profit for the Period. As a result of the foregoing factors, our profit for the quarter ended March 31, 2025 was $29.2 million as compared to $171.9 million in the quarter ended March 31, 2024. Our Adjusted Net Profit was $48.1 million in the quarter ended March 31, 2025 as compared to $36.9 million in the quarter ended March 31, 2024. For a description of the components and calculation of “Adjusted Net Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings per Share. As a result of the foregoing factors, diluted earnings per share was $0.25 for the quarter ended March 31, 2025 as compared to $1.26 in the quarter ended March 31, 2024. Our Adjusted Diluted Earnings per share was $0.42 in the quarter ended March 31, 2025 as compared to $0.38 in the quarter ended March 31, 2024. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Fiscal 2025 Full Year Financial Results

Revenue. We generated revenue of $978.3 million in the year ended March 31, 2025, an increase of 25.0% (27.4% in constant currency(1)) over revenue of $782.5 million in the year ended March 31, 2024, primarily as a result of an increase of 20.0% (22.4% in constant currency) in revenue from our air ticketing business, an increase of 19.5% (21.8% in constant currency) in revenue from our hotels and packages business, an increase of 28.8% (31.1% in constant currency) in revenue from our bus ticketing business, and an increase of 82.9% (86.7% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the robust travel demand in India for both domestic and international outbound travel in the year ended March 31, 2025 as compared to the year ended March 31, 2024.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “Information About Reportable Segments” and “About Key Performance Indicators and Non-IFRS Measures” in our condensed consolidated financial statements included elsewhere in this release.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
	(Amounts in USD thousands)
Revenue as per IFRS	201,246	241,529	435,542	520,411	92,693	119,361	53,043	97,035
Add: Customer inducement costs recorded as a reduction of revenue	116,423	131,563	123,695	155,616	9,432	11,606	440	2,789
Less: Service cost	—	—	210,357	246,550	—	—	4,732	27,798
Adjusted Margin(3)	317,669	373,092	348,880	429,477	102,125	130,967	48,751	72,026

Air Ticketing. Revenue from our air ticketing business increased by 20.0% (22.4% in constant currency) to $241.5 million in the year ended March 31, 2025, from $201.2 million in the year ended March 31, 2024. Our Adjusted Margin – Air ticketing increased by 17.4% (19.7% in constant currency) to $373.1 million in the year ended March 31, 2025, from $317.7 million in the year ended March 31, 2024. Adjusted Margin – Air ticketing includes customer inducement costs of $131.6 million in the year ended March 31, 2025 and $116.4 million in the year ended March 31, 2024, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 18.7% (21.3% in constant currency) primarily driven by a 14.8% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the robust travel demand in India for both domestic and international outbound travel in the year ended March 31, 2025 as compared to the year ended March 31, 2024. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of Gross Bookings) – Air ticketing remained at 6.4% in the year ended March 31, 2025 as compared to 6.4% in the year ended March 31, 2024.

Hotels and Packages. Revenue from our hotels and packages business increased by 19.5% (21.8% in constant currency) to $520.4 million in the year ended March 31, 2025, from $435.5 million in the year ended March 31, 2024. Our Adjusted Margin – Hotels and packages increased by 23.1% (25.7% in constant currency) to $429.5 million in the year ended March 31, 2025 from $348.9 million in the year ended March 31, 2024. Adjusted Margin – Hotels and packages includes customer inducement costs of $155.6 million in the year ended March 31, 2025 and $123.7 million in the year ended March 31, 2024, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 21.8% (24.3% in constant currency) primarily driven by a 18.9% increase in the number of hotel-room nights in the year ended March 31, 2025 as compared to the year ended March 31, 2024, primarily due to the robust travel demand in India for both domestic and international outbound travel in the year ended March 31, 2025 as compared to the year ended March 31, 2024. Our Adjusted Margin % – Hotels and packages increased marginally to 17.8% in the year ended March 31, 2025 as compared to 17.6% in the year ended March 31, 2024.

Bus Ticketing. Revenue from our bus ticketing business increased by 28.8% (31.1% in constant currency) to $119.4 million in the year ended March 31, 2025, from $92.7 million in the year ended March 31, 2024. During the quarter ended March 31, 2025, we began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, we recognized bus ticketing revenue on the date of the bus journey. Our Adjusted Margin – Bus ticketing increased by 28.2% (30.6% in constant currency) to $131.0 million in the year ended March 31, 2025 from $102.1 million in the year ended March 31, 2024. Adjusted Margin – Bus ticketing includes customer inducement costs of $11.6 million in the year ended March 31, 2025 and $9.4 million in the year ended March 31, 2024, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 21.7% (24.3% in constant currency) driven by an 22.7% increase in the number of bus tickets year over year, primarily due to the robust travel demand in India in the year ended March 31, 2025 as compared to the year ended March 31, 2024. Our Adjusted Margin % – Bus ticketing increased marginally to 10.5% in the year ended March 31, 2025 as compared to 9.9% in the year ended March 31, 2024.

Others. Revenue from our others business increased by 82.9% (86.7% in constant currency) to $97.0 million in the year ended March 31, 2025, from $53.0 million in the year ended March 31, 2024. Our Adjusted Margin – Others increased by 47.7% (50.7% in constant currency) to $72.0 million in the year ended March 31, 2025 from $48.8 million in the year ended March 31, 2024. Adjusted Margin – Others includes customer inducement costs of $2.8 million in the year ended March 31, 2025 and $0.4 million in the year ended March 31, 2024, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in other travel services and marketing alliances primarily due to the robust travel demand in India in the year ended March 31, 2025 as compared to the year ended March 31, 2024.

Other Income. Other income was $0.3 million in the year ended March 31, 2025 and $0.8 million in the year ended March 31, 2024.

Service Cost. Service cost increased by 27.6% to $274.3 million in the year ended March 31, 2025 from $215.1 million in the year ended March 31, 2024, primarily due to the robust travel demand particularly in our packages business in India and an increase of $23.1 million in service cost related to our car booking business in the year ended March 31, 2025 as compared to the year ended March 31, 2024.

Personnel Expenses. Personnel expenses increased by 8.5% to $160.1 million in the year ended March 31, 2025 from $147.6 million in the year ended March 31, 2024, primarily due to the annual wage increases effected in the quarter ended June 30, 2024, partially offset by a decrease in share-based compensation costs in the year ended March 31, 2025 as compared to the year ended March 31, 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 34.1% to $165.3 million in the year ended March 31, 2025 from $123.3 million in the year ended March 31, 2024, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the robust travel demand in India in the year ended March 31, 2025 as compared to the year ended March 31, 2024. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $301.6 million in the year ended March 31, 2025 and $250.0 million in the year ended March 31, 2024. The details are as follows:

	For the year ended March 31
	2024	2025
	(Amounts in USD thousands)
Marketing and sales promotion expenses	123,304	165,324
Customer inducement costs recorded as a reduction of revenue	249,990	301,574

Other Operating Expenses. Other operating expenses increased by 13.2% to $231.9 million in the year ended March 31, 2025 from $204.8 million in the year ended March 31, 2024, primarily due to an increase in operating expenses, including distribution costs, payment gateway charges, website hosting charges and outsourcing expenses linked to an increase in bookings in the year ended March 31, 2025 as compared to the year ended March 31, 2024, partially offset by $10.0 million impairment provision for non-financial assets recorded and reported in the quarter ended September 30, 2023.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses marginally decreased by 0.5% to $27.1 million in the year ended March 31, 2025 from $27.3 million in the year ended March 31, 2024.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $119.9 million in the year ended March 31, 2025 as compared to a profit of $65.2 million in the year ended March 31, 2024. Our Adjusted Operating Profit was $167.3 million in the year ended March 31, 2025 as compared to $124.2 million in the year ended March 31, 2024. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance cost was $3.9 million in the year ended March 31, 2025 as compared to net finance income of $27.7 million in the year ended March 31, 2024, primarily due to a gain of $30.6 million due to the change in carrying value of our 2028 Notes, measured at amortized cost, in the quarter ended March 31, 2024 and an increase in net foreign exchange loss of $5.8 million in the year ended March 31, 2025, primarily due to an increase in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from U.S. dollars to Indian Rupees as at March 31, 2025 as compared to March 31, 2024, partially offset by an increase of $3.2 million in interest income on term deposits in the year ended March 31, 2025 as compared to the year ended March 31, 2024.

Income Tax Benefit (Expense). Our income tax expense was $20.6 million in the year ended March 31, 2025 as compared to income tax benefit of $123.8 million in the year ended March 31, 2024. The income tax expense in the year ended March 31, 2025 is primarily due to a net reversal of deferred tax assets, recognized in the quarter ended March 31, 2024. We recognized deferred tax assets of $126.1 million on tax losses carried forward (including unabsorbed depreciation) and other temporary differences mainly related to share-based payments and employee benefits in the quarter ended March 31, 2024.

Profit for the Year. As a result of the foregoing factors, our profit for the year ended March 31, 2025 was $95.3 million as compared to $216.7 million in the year ended March 31, 2024. Our Adjusted Net Profit was $178.2 million in the year ended March 31, 2025 as compared to $137.2 million in the year ended March 31, 2024. For a description of the components and calculation of “Adjusted Net Profit ” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings per Share. As a result of the foregoing factors, diluted earnings per share was $0.83 in the year ended March 31, 2025 as compared to $1.74 in the year ended March 31, 2024. Our Adjusted Diluted Earnings per share was $1.56 in the year ended March 31, 2025 as compared to $1.22 in the year ended March 31, 2024. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at March 31, 2025, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $9.6 million) on our balance sheet was $763.3 million. As at March 31, 2025, we had $0.5 million in bank overdrafts.

Recent Developments

Resignation and Appointment of Directors

Mrs. Savinilorna Payandi Pillay Ramen notified the board of directors of MakeMyTrip of her intention to resign as a director of the Company with effect from May 14, 2025. Mrs. Ramen indicated that her decision to resign was based on personal reasons and was not a result of any disagreement with the Company on any matter relating to its operations, policies or practices.

The board of directors of MakeMyTrip accepted the resignation of Mrs. Ramen and approved the appointment of Mr. Hashim Joomye as one of the Company’s resident directors in Mauritius in place of Mrs. Ramen.

Mr. Joomye is the founder and managing director of Advisory Capital Ltd, a Mauritius-based firm specializing in investment and risk appraisals. He has more than a decade of experience in managing investments for large corporates, pension funds, mutual funds and high net worth individuals and currently serves as the non-executive chairman and an independent director of IQ EQ Investment Advisors (Mauritius) Limited. He serves as an independent non-executive director of a number of private equity funds and on the investment committee of a number of global investment funds and a statutory pension fund. Mr. Joomye is a Fellow Member of the Mauritius Institute of Directors and a Member of the American Chamber of Commerce in Mauritius. He holds a Masters in Investment Analysis from the University of Stirling in the United Kingdom and is a Fellow of the Association of Chartered Certified Accountants of the United Kingdom.

There will be no changes to the composition of the audit committee and the compensation committee as a result of such resignation and appointment of directors.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, remains effective until March 31, 2026. Furthermore, the board of directors has authorized the Company to repurchase its 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934). The aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

Pursuant to the share repurchase plan, we repurchased 236,012 ordinary shares for an aggregate amount of $21.7 million during fiscal 2025 (including repurchases of 233,712 ordinary shares for an aggregate amount of $21.5 million during the fourth quarter of fiscal 2025). There were no repurchases of 2028 Notes during fiscal 2025. As at March 31, 2025, we had remaining authority to repurchase an aggregate of up to $114.3 million of our outstanding ordinary shares and 2028 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter and year ended March 31, 2025 beginning at 7:30 AM EDT or 5:00 PM IST on May 14, 2025 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_HA8ViakPS1SANXxUlMKWjg to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit”, “Adjusted Net Profit ”, “Adjusted Diluted Earnings per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue and deducting the cost of procurement of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a "gross" basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit for the period and diluted earnings per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, gain on change in carrying value of financial liabilities measured at amortized cost, impairment provision for non-financial assets, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share instead of results from operating activities, profit for the period and diluted earnings per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior period. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit, Adjusted Net Profit, Adjusted Diluted Earnings per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated July 2, 2024, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, foreign exchange and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2024	As at March 31, 2025
Assets
Property, plant and equipment	25,895	26,457
Intangible assets and goodwill	613,386	597,791
Trade and other receivables	7,696	8,879
Investment in equity-accounted investees	2,022	1,914
Other investments	1,361	972
Term deposits	966	2,130
Non-current tax assets, net	22,071	18,044
Deferred tax assets, net	129,317	106,431
Other non-current assets	85	402
Total non-current assets	802,799	763,020
Inventories	218	363
Contract assets	253	507
Current tax assets, net	4,947	9,140
Trade and other receivables	91,950	141,143
Term deposits	279,722	252,286
Other current assets	153,123	152,931
Cash and cash equivalents	327,065	508,898
Total current assets	857,278	1,065,268
Total assets	1,660,077	1,828,288
Equity
Share capital	55	56
Share premium	2,161,217	2,203,445
Other components of equity	(29,899)	(71,003)
Accumulated deficit	(1,020,518)	(929,868)
Total equity attributable to owners of the Company	1,110,855	1,202,630
Non-controlling interests	5,563	5,347
Total equity	1,116,418	1,207,977
Liabilities
Loans and borrowings(#)	216,818	13,895
Employee benefits	11,662	14,705
Contract liabilities	408	175
Deferred tax liabilities, net	4,754	2,526
Other non-current liabilities	12,443	12,396
Total non-current liabilities	246,085	43,697
Bank overdraft	—	536
Loans and borrowings(#)	4,806	222,142
Trade and other payables	118,548	146,999
Contract liabilities	92,958	120,098
Other current liabilities	81,262	86,839
Total current liabilities	297,574	576,614
Total liabilities	543,659	620,311
Total equity and liabilities	1,660,077	1,828,288

# Loans and borrowings include lease liabilities amounting to $15.4 million as at March 31, 2025 (as at March 31, 2024: $16.7 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2024	2025	2024	2025
Revenue
Air ticketing	55,076	61,628	201,246	241,529
Hotels and packages	105,479	123,278	435,542	520,411
Bus ticketing	23,800	33,500	92,693	119,361
Other revenue	18,532	27,056	53,043	97,035
Total revenue	202,887	245,462	782,524	978,336
Other income	183	88	770	317
Service cost
Procurement cost of hotels and packages services	48,118	54,700	210,357	246,550
Other cost of providing services	4,732	7,408	4,732	27,798
Personnel expenses	43,251	42,751	147,587	160,065
Marketing and sales promotion expenses	31,598	42,103	123,304	165,324
Other operating expenses	51,660	60,349	204,833	231,905
Depreciation, amortization and impairment	6,988	7,007	27,267	27,122
Results from operating activities	16,723	31,232	65,214	119,889
Finance income	6,735	7,158	24,365	28,256
Finance costs	(24,529)	7,477	(3,307)	32,191
Net finance income (costs)	31,264	(319)	27,672	(3,935)
Share of profit (loss) of equity-accounted investees	11	44	52	(64)
Profit before tax	47,998	30,957	92,938	115,890
Income tax benefit (expense)*	123,930	(1,737)	123,805	(20,616)
Profit for the period	171,928	29,220	216,743	95,274
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability	(595)	(176)	(964)	(642)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	—	—	—	(452)
	(595)	(176)	(964)	(1,094)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(2,204)	1,637	(9,862)	(20,898)
Other comprehensive income (loss) for the period, net of tax	(2,799)	1,461	(10,826)	(21,992)
Total comprehensive income for the period	169,129	30,681	205,917	73,282
Profit (loss) attributable to:
Owners of the Company	172,010	29,198	216,801	95,101
Non-controlling interests	(82)	22	(58)	173
Profit for the period	171,928	29,220	216,743	95,274
Total comprehensive income (loss) attributable to:
Owners of the Company	169,203	30,655	206,059	73,255
Non-controlling interests	(74)	26	(142)	27
Total comprehensive income for the period	169,129	30,681	205,917	73,282
Earnings per share (in USD)
Basic	1.54	0.26	1.95	0.84
Diluted	1.26	0.25	1.74	0.83
Weighted average number of shares (including Class B Shares)
Basic	111,456,969	113,158,001	111,094,561	112,592,774
Diluted	118,676,288	115,104,770	118,235,856	114,538,183

*Income tax benefit (expense) for the three months and year ended March 31, 2025 primarily includes a net reversal of deferred tax assets recognized in the quarter ended March 31, 2024.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	—	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
Total comprehensive income (loss) for the year
Profit for the year	—	—	—	—	—	—	—	95,101	95,101	173	95,274
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(20,767)	—	(20,767)	(131)	(20,898)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	(452)	—	—	—	(452)	—	(452)
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	(627)	(627)	(15)	(642)
Total other comprehensive income (loss)	—	—	—	—	(452)	—	(20,767)	(627)	(21,846)	(146)	(21,992)
Total comprehensive income (loss) for the year	—	—	—	—	(452)	—	(20,767)	94,474	73,255	27	73,282
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	—	36,783	—	—	36,783	92	36,875
Issue of ordinary shares on exercise of share based awards	1	42,228	—	—	—	(35,220)	—	—	7,009	—	7,009
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(35)	—	248	213	(213)	—
Settlement of share based arrangement	—	—	—	—	—	—	—	—	—	(122)	(122)
Treasury shares acquired	—	—	—	(21,722)	—	—	—	—	(21,722)	—	(21,722)
Total contributions by owners	1	42,228	—	(21,722)	—	1,528	—	248	22,283	(243)	22,040
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	309	(4,072)	(3,763)	—	(3,763)
Total changes in ownership interests	—	—	—	—	—	—	309	(4,072)	(3,763)	—	(3,763)
Total transactions with owners of the Company	1	42,228	—	(21,722)	—	1,528	309	(3,824)	18,520	(243)	18,277
Balance as at March 31, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2024	2025
Profit for the year	216,743	95,274
Adjustments for non-cash items	(76,414)	89,155
Changes in working capital	(14,589)	857
Net cash generated from operating activities	125,740	185,286
Net cash generated from (used in) investing activities	(75,590)	26,444
Net cash used in financing activities	(6,236)	(22,891)
Increase in cash and cash equivalents	43,914	188,839
Cash and cash equivalents at beginning of the year	284,018	327,065
Effect of exchange rate fluctuations on cash held	(867)	(7,542)
Cash and cash equivalents (net of bank overdraft) at end of the year	327,065	508,362

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended March 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025
Consolidated Revenue	55,076	61,628	105,479	123,278	23,800	33,500	18,532	27,056	202,887	245,462
Add: Customer inducement costs recorded as a reduction of revenue*	28,633	32,564	31,503	41,030	2,322	2,975	37	1,271	62,495	77,840
Less: Service cost	—	—	48,118	54,700	—	—	4,732	7,408	52,850	62,108
Adjusted Margin	83,709	94,192	88,864	109,608	26,122	36,475	13,837	20,919	212,532	261,194
Other income									183	88
Personnel expenses									(43,251)	(42,751)
Marketing and sales promotion expenses									(31,598)	(42,103)
Customer inducement costs recorded as a reduction of revenue*									(62,495)	(77,840)
Other operating expenses									(51,660)	(60,349)
Depreciation, amortization and impairment									(6,988)	(7,007)
Finance income									6,735	7,158
Finance costs									24,529	(7,477)
Share of profit of equity-accounted investees									11	44
Profit before tax									47,998	30,957

	For the year ended March 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025
Consolidated Revenue	201,246	241,529	435,542	520,411	92,693	119,361	53,043	97,035	782,524	978,336
Add: Customer inducement costs recorded as a reduction of revenue*	116,423	131,563	123,695	155,616	9,432	11,606	440	2,789	249,990	301,574
Less: Service cost	—	—	210,357	246,550	—	—	4,732	27,798	215,089	274,348
Adjusted Margin	317,669	373,092	348,880	429,477	102,125	130,967	48,751	72,026	817,425	1,005,562
Other income									770	317
Personnel expenses									(147,587)	(160,065)
Marketing and sales promotion expenses									(123,304)	(165,324)
Customer inducement costs recorded as a reduction of revenue*									(249,990)	(301,574)
Other operating expenses									(204,833)	(231,905)
Depreciation, amortization and impairment									(27,267)	(27,122)
Finance income									24,365	28,256
Finance costs									3,307	(32,191)
Share of profit (loss) of equity-accounted investees									52	(64)
Profit before tax									92,938	115,890

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
Revenue as per IFRS	55,076	61,628	105,479	123,278	23,800	33,500	18,532	27,056
Add: Customer inducement costs recorded as a reduction of revenue	28,633	32,564	31,503	41,030	2,322	2,975	37	1,271
Less: Service cost	—	—	48,118	54,700	—	—	4,732	7,408
Adjusted Margin(3)	83,709	94,192	88,864	109,608	26,122	36,475	13,837	20,919

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
Revenue as per IFRS	201,246	241,529	435,542	520,411	92,693	119,361	53,043	97,035
Add: Customer inducement costs recorded as a reduction of revenue	116,423	131,563	123,695	155,616	9,432	11,606	440	2,789
Less: Service cost	—	—	210,357	246,550	—	—	4,732	27,798
Adjusted Margin(3)	317,669	373,092	348,880	429,477	102,125	130,967	48,751	72,026

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit	For the three months ended March 31		For the year ended March 31
(Unaudited)	2024	2025	2024	2025
Results from operating activities as per IFRS	16,723	31,232	65,214	119,889
Add: Acquisition related intangibles amortization	2,915	2,820	11,988	11,415
Add: Employee share-based compensation costs	12,792	10,660	36,963	36,018
Add: Impairment provision for non-financial assets	—	—	10,047	—
Adjusted Operating Profit	32,430	44,712	124,212	167,322

The following table reconciles our profit for the period (an IFRS measure) to Adjusted Net Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit	For the three months ended March 31		For the year ended March 31
(Unaudited)	2024	2025	2024	2025
Profit for the period as per IFRS	171,928	29,220	216,743	95,274
Add: Acquisition related intangibles amortization	2,915	2,820	11,988	11,415
Add: Employee share-based compensation costs	12,792	10,660	36,963	36,018
Less: Gain on change in carrying value of financial liabilities measured at amortized cost	(30,578)	—	(30,578)	—
Add: Impairment provision for non-financial assets	—	—	10,047	—
Add: Interest expense on financial liabilities measured at amortized cost	3,807	3,709	15,700	14,835
Add (Less): Income tax expense (benefit)	(123,930)	1,737	(123,805)	20,616
Add: Net change in value of financial liability in business combination	—	—	215	—
Add (Less): Share of loss (profit) of equity-accounted investees	(11)	(44)	(52)	64
Adjusted Net Profit	36,923	48,102	137,221	178,222

The following table reconciles our diluted earnings per share for the period (an IFRS measure) to Adjusted Diluted Earnings per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings per Share	For the three months ended March 31		For the year ended March 31
(Unaudited)	2024	2025	2024	2025
Diluted Earnings per Share for the period as per IFRS	1.26	0.25	1.74	0.83
Add: Acquisition related intangibles amortization	0.02	0.02	0.10	0.10
Add: Employee share-based compensation costs	0.11	0.09	0.31	0.31
Less: Gain on change in carrying value of financial liabilities measured at amortized cost#	—	—	—	—
Add: Impairment provision for non-financial assets	—	—	0.08	—
Add: Interest expense on financial liabilities measured at amortized cost#	—	0.04	—	0.14
Add (Less): Income tax expense (benefit)#	(1.01)	0.02	(1.01)	0.18
Add: Net change in value of financial liability in business combination	—	—	*	—
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings per Share	0.38	0.42	1.22	1.56

* Less than $0.01.

# For the quarter and year ended March 31, 2024, impact of interest expense on financial liabilities measured at amortized cost and gain on change in carrying value thereof along with the related income tax has already been considered in calculation of diluted earnings per share for the period as per IFRS.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount:

(Unaudited)	For the three months ended March 31, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	61,628	123,278	33,500	27,056	245,462	94,192	109,608	36,475	20,919
Impact of Foreign Currency Translation	2,397	4,796	1,100	1,030	9,323	3,610	4,484	1,226	747
Constant Currency Amount	64,025	128,074	34,600	28,086	254,785	97,802	114,092	37,701	21,666

(Unaudited)	For the year ended March 31, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	241,529	520,411	119,361	97,035	978,336	373,092	429,477	130,967	72,026
Impact of Foreign Currency Translation	4,769	9,866	2,158	1,983	18,776	7,216	8,925	2,407	1,446
Constant Currency Amount	246,298	530,277	121,519	99,018	997,112	380,308	438,402	133,374	73,472

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

(Unaudited)	For the three months ended March 31, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	11.9%	16.9%	40.8%	46.0%	21.0%	12.5%	23.3%	39.6%	51.2%
Impact of Foreign Currency Translation	4.3%	4.5%	4.6%	5.6%	4.6%	4.3%	5.1%	4.7%	5.4%
Constant Currency Growth	16.2%	21.4%	45.4%	51.6%	25.6%	16.8%	28.4%	44.3%	56.6%

(Unaudited)	For the year ended March 31, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	20.0%	19.5%	28.8%	82.9%	25.0%	17.4%	23.1%	28.2%	47.7%
Impact of Foreign Currency Translation	2.4%	2.3%	2.3%	3.8%	2.4%	2.3%	2.6%	2.4%	3.0%
Constant Currency Growth	22.4%	21.8%	31.1%	86.7%	27.4%	19.7%	25.7%	30.6%	50.7%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended March 31		For the year ended March 31
	2024	2025	2024	2025
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	12,815	14,775	51,145	58,701
Hotels and Packages – Room nights	7,757	9,554	31,111	37,000
Standalone Hotels – Online(2) – Room nights	7,533	9,319	30,195	36,039
Bus Ticketing – Bus tickets(5)	22,719	28,845	86,815	106,483

Adjusted Margin
Air Ticketing(3)	$83,709	$94,192	$317,669	$373,092
Hotels and Packages	88,864	109,608	348,880	429,477
Bus Ticketing	26,122	36,475	102,125	130,967
Others	13,837	20,919	48,751	72,026

Gross Bookings
Air Ticketing(3)	$1,282,805	$1,531,036	$4,942,404	$5,867,918
Hotels and Packages	495,592	607,402	1,985,210	2,417,425
Bus Ticketing	260,562	341,273	1,026,807	1,249,564
Other Transport Services(4)	—	73,435	—	268,240
	$2,038,959	$2,553,146	$7,954,421	$9,803,147

Adjusted Margin %
Air Ticketing(3)	6.5%	6.2%	6.4%	6.4%
Hotels and Packages	17.9%	18.0%	17.6%	17.8%
Bus Ticketing	10.0%	10.7%	9.9%	10.5%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(3)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(4)
From April 1, 2024, we have added a gross bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.
(5)
“Bus tickets” means tickets issued to customers for bus journeys, and is reported net of cancellations. Prior to the quarter ended March 31, 2025, we reported "Travelled tickets" which was the total number of bus journeys undertaken by our customers for the relevant period.